SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

RED ROBIN GOURMET BURGERS, INC.
(Name of Subject Company (Issuer) and Filling Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

75689M101
(CUSIP Number of Common Stock Underlying Class of Securities)

Dennis B. Mullen Chief Executive Officer and Chairman of the Board Red Robin Gourmet Burgers, Inc. 6312 S. Fiddler’s Green Circle, Suite 200N Greenwood Village, CO 80111
(Name, Address, and Telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ronald R. Levine, II, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 Telephone: (303) 892-9400	Annita M. Menogan, Esq. Chief Legal Officer Red Robin Gourmet Burgers, Inc. 6312 S. Fiddler’s Green Circle, Suite 200N Greenwood Village, CO 80111

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**
$3,669,615.83	$144.22

*Calculated solely for purposes of determining the filing fee.  The calculation of the transaction valuation assumes that options to purchase 1,645,248 shares of common stock that are eligible to participate in this offer will be purchased by the issuer for an aggregate of $3,669,615.83 in cash.  The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per million dollars of the transaction value.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13E-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

As permitted by General Instruction F of the Schedule TO, certain information set forth in the “Offer to Purchase Outstanding Stock Options for Cash” dated January 14, 2009 (the “Offering Document”) attached hereto as Exhibit (a)(1)(i), is incorporated by reference to this Schedule TO.

Item 1.                                                           Summary Term Sheet.

The information set forth in the Offering Document under Section I - “Offer Summary — Questions and Answers” (the “Summary Term Sheet”), is incorporated herein by reference.

Item 2.                                                           Subject Company Information.

(a)           The issuer is Red Robin Gourmet Burgers, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office is located at 6312 S. Fiddler’s Green Circle, Suite 200N, Greenwood Village, Colorado 80111 and the telephone number of its principal executive office is (303) 846-6000.

(b)           The information set forth in the Offering Document under the Summary Term Sheet (Section I) and Section 2 of the Offer Terms (Section III) (“Eligible Options; Expiration Date”), is incorporated herein by reference.

(c)           The information set forth in the Offering Document under Section 11 of the Offer Terms (Section III) (“Price Range of Common Stock Underlying Eligible Options”), is incorporated herein by reference.

Item 3.                                                           Identity and Background of Filing Person.

The Company is both the filing person and the subject company.  The information set forth under Item 2(a) above and the information set forth in the Offering Document under Section 12 of the Offer Terms (Section III) (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A: Information Concerning Our Directors and Executive Officers, is incorporated herein by reference.

Item 4.                                                           Terms of the Transaction.

(a)           The information set forth under Item 2(b) above and set forth in the Offering Document under the Summary Term Sheet (Section I), Section 2 of the Offer Terms (Section III) (“Eligible Options; Expiration Date”), Section 4 of the Offer Terms (Section III) (“Cash Payment for Eligible Options”), Section 5 of the Offer Terms (Section III) (“Procedures for Tendering Eligible Options”), Section 6 of the Offer Terms (Section III) (“Withdrawal Rights”), Section 8 of the Offer Terms (Section III) (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section 9 of the Offer Terms (Section III) (“Material U.S. Federal Income Tax Consequences”), and Section 13 of the Offer Terms (Section III) (“Status of Eligible Options Acquired by the Company in the Offer; Accounting Consequences of the Offer”), is incorporated herein by reference.

(b)           The information set forth in the Offering Document under the Summary Term Sheet (Section I) and Section 12 of the Offer Terms (Section III) (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A: Information Concerning Our Directors and Executive Officers, is incorporated herein by reference.

Item 5.                    Past Contracts, Transactions, Negotiations and Agreements.

(e)           The information set forth in the Offering Document under Section 12 of the Offer Terms (Section III) (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning Eligible

Options”) and Section 18 of the Offer Terms (Section III) (“Corporate Plans, Proposals and Negotiations”), is incorporated herein by reference.

Item 6.                                                           Purpose of the Transaction and Plans or Proposals.

(a)           The information set forth in the Offering Document under the Summary Term Sheet (Section I) and Section 3 of the Offer Terms (Section III) (“Purpose of the Offer”), is incorporated herein by reference.

(b)           The information set forth in the Offering Document under the Summary Term Sheet (Section I), Section 3 of the Offer Terms (Section III) (“Purpose of the Offer”) and Section 5 of the Offer Terms (Section III) (“Procedures for Tending Eligible Options”), is incorporated herein by reference.

(c)           The information set forth in the Offering Document under Section 18 of the Offer Terms (Section III) (“Corporate Plans, Proposals and Negotiations”), is incorporated herein by reference.

Item 7.                                                           Source and Amount of Funds or Other Consideration.

(a)           The information set forth in the Offering Document under Section 16 of the Offer Terms (Section III) (“Source and Amount of Consideration”), is incorporated herein by reference.

(b)           Not applicable.

(d)           On June 15, 2007, Red Robin Gourmet Burgers, Inc. entered into an Amended and Restated Credit Agreement (“Credit Agreement”) by and among Red Robin Gourmet Burgers, Inc., Red Robin International, Inc., as the borrower, the domestic subsidiaries of the borrower from time to time parties thereto, the lenders parties thereto, Wachovia Bank, National Association, as Administrative Agent, Wells Fargo Bank, National Association, and Bank of America, N.A., as Syndication Agents, KeyBank National Association and Suntrust Bank, as Documentation Agents, and Wachovia Capital Markets, LLC, as Lead Arranger and Book Runner.  The amended credit facility is comprised of a $150 million term loan and a $150 million revolving line of credit, and matures on June 15, 2012, with an option to extend the maturity date on the revolving line of credit for up to two additional years at the Company’s request and lender participation.  The current weighted average interest rate on our borrowings under the Credit Agreement is 2.118%.  Red Robin International, Inc. is the borrower under the Credit Agreement, and certain of its subsidiaries and the registrant are guarantors of borrower’s obligations under the Credit Agreement.  Borrowings under the Credit Agreement are secured by substantially all of the assets of the borrower and the guarantors, including Red Robin Gourmet Burgers, Inc.  Borrowings under the Credit Agreement are available to the borrower to finance restaurant construction and related costs, to refinance certain existing debt, to provide for working capital and general corporate requirements, to finance potential acquisitions relating to the purchase of franchised restaurants and to redeem and/or repurchase shares of capital stock of the registrant, with certain limitations.  The Company does not have any current plans or arrangements to finance or repay in full the amounts outstanding under the Credit Agreement other than as required by the terms thereof.  As required by the terms of the Credit Agreement, the Company has received approval from the requisite number of lenders to commence and consummate the tender offer.

Item 8.                                                           Interest in Securities of the Subject Company.

(a)           The information set forth in the Offering Document under Section 12 of the Offer Terms (Section III) (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A: Information Concerning Our Directors and Executive Officers, is incorporated herein by reference.

(b)           There have been no transactions in the subject securities in the past 60 days for any of the persons for whom disclosure is required.

Item 9.                                                           Persons/Assets, Retained, Employed, Compensated or Used.

The Company has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations in connection with the tender offer.

Item 10.                                                    Financial Statements.

Not applicable.

Item 11.                                                    Additional Information.

(a)           The information set forth under the Offering Document in Section 12 of the Offer Terms (Section III) (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section 14 of the Offer Terms (Section III) (“Legal Matters; Regulatory Approvals”), is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase Outstanding Stock Options for Cash, dated January 14, 2009.
(a)(1)(ii)	Introductory Letter Announcing Offer to Purchase Options.
(a)(1)(iii)	Form of e-mail to Eligible Employees Announcing Offer to Purchase Options.
(a)(1)(iv)	Election Form (transmittal letter).
(a)(1)(v)	Form of Election Withdrawal Notice.
(a)(1)(vi)	Form of Reminder Notice to Eligible Employees.
(a)(1)(vii)	Form of Notice to Eligible Employees Confirming Receipt of Election Form.
(a)(1)(viii)	Form of Notice to Eligible Employees Confirming Receipt of Election Withdrawal Notice.
(a)(1)(ix)	Form of Personnel Summary Statement.
(a)(1)(x)	Form of Cash Payment Statement.
(a)(1)(xi)	Form of Communication Responding to Request for Additional Documents.
(a)(1)(xii)	Form of Notice to Eligible Employees Rejecting the Election Form.
(a)(1)(xiii)	Form of Notice to Eligible Employees Rejecting the Election Withdrawal Notice.
(a)(1)(xiv)	Annual Report on Form 10-K for the fiscal year ended December 30, 2007, filed with the Securities and Exchange Commission on February 28, 2008 (incorporated herein by reference).
(a)(1)(xv)	Quarterly Report on Form 10-Q for the quarter ended April 20, 2008, filed with the Securities and Exchange Commission on May 27, 2008 (incorporated herein by reference).
(a)(1)(xvi)	Quarterly Report on Form 10-Q for the quarter ended July 13, 2008, filed with the Securities and Exchange Commission on August 15, 2008 (incorporated herein by reference).
(a)(1)(xvii)	Quarterly Report on Form 10-Q for the quarter ended October 5, 2008, filed with the Securities and Exchange Commission on November 7, 2008 (incorporated herein by reference).
(a)(1)(xviii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on January 31, 2008 (incorporated herein by reference).

(a)(1)(xiv)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on March 14, 2008 (incorporated herein by reference).

(a)(1)(xx)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on March 19, 2008 (incorporated herein by reference).
(a)(1)(xxi)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on April 21, 2008 (incorporated herein by reference).

(a)(1)(xxii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on May 20, 2008 (incorporated herein by reference).

(a)(1)(xxiii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on May 29, 2008 (incorporated herein by reference).

(a)(1)(xxiv)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on July 9, 2008 (incorporated herein by reference).

(a)(1)(xxv)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on August 14, 2008 (incorporated herein by reference).

(a)(1)(xxvi)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on August 18, 2008 (incorporated herein by reference).

(a)(1)(xxvii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on November 7, 2008 (incorporated herein by reference).

(a)(1)(xxviii)

Definitive Proxy Statement for our 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 23, 2008, as amended on May 15, 2008 (incorporated herein by reference).

(a)(1)(xxix)

A description of the Company’s Common Stock contained in the Registration Statement filed with the Commission on Form S-1, as filed on April 26, 2002, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)

Amended and Restated Credit Agreement, dated as of June 15, 2007, among Red Robin International, Inc., Red Robin Gourmet Burgers, Inc., the domestic subsidiaries of the borrower from time to time parties thereto, the lenders parties thereto, Wachovia Bank, National Association, as Administrative Agent, Wells Fargo Bank, National Association and Wells Fargo Bank, N.A., as Syndication Agents, Suntrust Bank and KeyBank National Association, as Documentation Agents, and Wachovia Capital Markets, LLC, as Lead Arranger, as filed on June 21, 2007 on Form 8-K (incorporated herein by reference).

(d)(1)	Red Robin Gourmet Burgers, Inc. 1996 Stock Option Plan filed as Exhibit 10.2 to the Registration Statement on Form S-1, as filed on April 26, 2002 (incorporated herein by reference).
(d)(2)

Red Robin Gourmet Burgers, Inc. 2000 Management Performance Common Stock Option Plan filed as Exhibit 10.3 to Amendment No. 1 of the Registration Statement on Form S-1, as filed on June 10, 2002 (incorporated herein by reference).

(d)(3)	Red Robin Gourmet Burgers, Inc. 2002 Stock Incentive Plan filed as Exhibit 10.4 to Amendment No. 4 of the Registration Statement on Form S-1, as filed on July 17, 2002

(incorporated herein by reference).
(d)(4)	Red Robin Gourmet Burgers, Inc. 2004 Performance Incentive Plan filed as Exhibit 10.17 to Form 10-K, as filed on April 6, 2005 (incorporated herein by reference).
(d)(5)

Red Robin Gourmet Burgers, Inc. Amended and Restated 2007 Performance Incentive Plan filed to Annex A of the Definitive Proxy Statement, as filed on April 23, 2008 and amended on May 15, 2008 (incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.

Item 13.                                                    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009	RED ROBIN GOURMET BURGERS, INC.

/s/ Katherine L. Scherping
By: Katherine L. Scherping
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase Outstanding Stock Options for Cash, dated January 14, 2009.
(a)(1)(ii)	Introductory Letter Announcing Offer to Purchase Options.
(a)(1)(iii)	Form of e-mail to Eligible Employees Announcing Offer to Purchase Options.
(a)(1)(iv)	Election Form (transmittal letter).
(a)(1)(v)	Form of Election Withdrawal Notice.
(a)(1)(vi)	Form of Reminder Notice to Eligible Employees.
(a)(1)(vii)	Form of Notice to Eligible Employees Confirming Receipt of Election Form.
(a)(1)(viii)	Form of Notice to Eligible Employees Confirming Receipt of Election Withdrawal Notice.
(a)(1)(ix)	Form of Personnel Summary Statement.
(a)(1)(x)	Form of Cash Payment Statement.
(a)(1)(xi)	Form of Communication Responding to Request for Additional Documents.
(a)(1)(xii)	Form of Notice to Eligible Employees Rejecting the Election Form.
(a)(1)(xiii)	Form of Notice to Eligible Employees Rejecting the Election Withdrawal Notice.
(a)(1)(xiv)	Annual Report on Form 10-K for the fiscal year ended December 30, 2007, filed with the Securities and Exchange Commission on February 28, 2008 (incorporated herein by reference).
(a)(1)(xv)	Quarterly Report on Form 10-Q for the quarter ended April 20, 2008, filed with the Securities and Exchange Commission on May 27, 2008 (incorporated herein by reference).
(a)(1)(xvi)	Quarterly Report on Form 10-Q for the quarter ended July 13, 2008, filed with the Securities and Exchange Commission on August 15, 2008 (incorporated herein by reference).
(a)(1)(xvii)	Quarterly Report on Form 10-Q for the quarter ended October 5, 2008, filed with the Securities and Exchange Commission on November 7, 2008 (incorporated herein by reference).
(a)(1)(xviii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on January 31, 2008 (incorporated herein by reference).

(a)(1)(xix)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on March 14, 2008 (incorporated herein by reference).

(a)(1)(xx)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on March 19, 2008 (incorporated herein by reference).

(a)(1)(xxi)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on April 21, 2008 (incorporated herein by reference).

(a)(1)(xxii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on May 20, 2008 (incorporated herein by reference).

(a)(1)(xxiii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on May 29, 2008 (incorporated herein by reference).

(a)(1)(xxiv)	Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed”

with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on July 9, 2008 (incorporated herein by reference).
(a)(1)(xxv)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on August 14, 2008 (incorporated herein by reference).

(a)(1)(xxvi)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on August 18, 2008 (incorporated herein by reference).

(a)(1)(xxvii)

Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on November 7, 2008 (incorporated herein by reference).

(a)(1)(xxviii)

Definitive Proxy Statement for our 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 23, 2008, as amended on May 15, 2008 (incorporated herein by reference).

(a)(1)(xxix)

A description of the Company’s Common Stock contained in the Registration Statement filed with the Commission on Form S-1, as filed on April 26, 2002, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)

Amended and Restated Credit Agreement, dated as of June 15, 2007, among Red Robin International, Inc., Red Robin Gourmet Burgers, Inc., the domestic subsidiaries of the borrower from time to time parties thereto, the lenders parties thereto, Wachovia Bank, National Association, as Administrative Agent, Wells Fargo Bank, National Association and Wells Fargo Bank, N.A., as Syndication Agents, Suntrust Bank and KeyBank National Association, as Documentation Agents, and Wachovia Capital Markets, LLC, as Lead Arranger, as filed on June 21, 2007 on Form 8-K (incorporated herein by reference).

(d)(1)	Red Robin Gourmet Burgers, Inc. 1996 Stock Option Plan filed as Exhibit 10.2 to the Registration Statement on Form S-1, as filed on April 26, 2002 (incorporated herein by reference).
(d)(2)

Red Robin Gourmet Burgers, Inc. 2000 Management Performance Common Stock Option Plan filed as Exhibit 10.3 to Amendment No. 1 of the Registration Statement on Form S-1, as filed on June 10, 2002 (incorporated herein by reference).

(d)(3)

Red Robin Gourmet Burgers, Inc. 2002 Stock Incentive Plan filed as Exhibit 10.4 to Amendment No. 4 of the Registration Statement on Form S-1, as filed on July 17, 2002 (incorporated herein by reference).

(d)(4)	Red Robin Gourmet Burgers, Inc. 2004 Performance Incentive Plan filed as Exhibit 10.17 to Form 10-K, as filed on April 6, 2005 (incorporated herein by reference).
(d)(5)

Red Robin Gourmet Burgers, Inc. Amended and Restated 2007 Performance Incentive Plan filed to Annex A of the Definitive Proxy Statement, as filed on April 23, 2008 and amended on May 15, 2008 (incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.